DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249

January 4, 2007

Exemption No. 82-3226

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On December 31, 2006 Mr. Gérard Dupouy resigned as a director of the corporation.

Yours very truly,

Urmas Soomet
Corporate Secretary

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